Oatly Publishes Nordic Bond Prospectus in Anticipation of Admission to Trading of its Nordic Bonds on the Corporate Bond List of Nasdaq Stockholm

September 24, 2026

MALMÖ, Sweden, September 24, 2026 (GLOBE NEWSWIRE) -- Oatly Group AB (publ) (Nasdaq: OTLY), the world’s original and largest oat drink company, has today published a prospectus.

On September 30, 2025, Oatly Group AB (publ) (“Oatly”) issued senior secured floating rate bonds in a total amount of SEK 1,700 million (the “Nordic Bonds”). In accordance with the terms and conditions for the Nordic Bonds, Oatly intends to apply for admission to trading of the Nordic Bonds on Nasdaq Stockholm’s Corporate Bond List. In connection with the application for admission to trading of the Nordic Bonds, Oatly has prepared a prospectus which today, on September 24, 2026, has been approved and registered by the Swedish Financial Supervisory Authority. Admission to trading of the Nordic Bonds on Nasdaq Stockholm’s Corporate Bond List is expected to take place on or about September 28, 2026.

The prospectus is available on the Company’s corporate website: Investor Relations | Oatly Group AB

Pursuant to the Transparency Directive (2004/109/EC) and the Swedish Securities Market Act (2007:528) (Sw. lagen (2007:528) om värdepappersmarknaden), Oatly has chosen Sweden as its home member state (Sw. hemmedlemsstat) in connection with the application for admission to trading of the Nordic Bonds.

About Oatly

We are the world’s original and largest oat drink company. For over 30 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, spreads and on-the-go drinks. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 60 countries globally.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2026, profitability improvement, profitable growth in 2026, long-term growth strategy, expected capital expenditures, anticipated returns on our investments, anticipated supply chain performance, anticipated impact of our improvement plans, anticipated impact of our decision to discontinue construction of certain production facilities, plans to achieve profitable growth and anticipated cost savings and efficiencies as well as statements that include the words “expect”, “intend”, “plan”, “believe”, “project”, “forecast”, “estimate”, “may”, “should”, “anticipate”, “will”, “aim”, “potential”, “continue”, “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: we have a history of losses, and we may be unable to achieve or sustain profitability, including due to elevated inflation and increased costs for transportation, energy, and materials; our future business, financial condition and results of operations may be adversely affected by reduced or limited availability of oats and other raw materials and ingredients, which meet our quality standards, that our limited number of suppliers are able to sell to us; a failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations; the primary components of all our products are manufactured in our production facilities, and damage or disruption at these facilities has in the past harmed, and may in the future harm, our business; our brand or reputation may be harmed due to real or perceived quality, food safety, nutrition or sustainability issues with our products, which could have an adverse effect on our business, reputation, financial condition and results of operations; food safety and food-borne illness incidents or other safety concerns have led to product recalls, and may materially adversely affect our business, financial condition and results of operations by exposing us to lawsuits or regulatory enforcement actions in the future, increasing our operating costs and reducing demand for our product offerings; failure by our suppliers of raw materials or co-manufacturers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business; we may not be able to compete successfully in our highly competitive markets; consolidation of customers, the loss of a significant customer or the decrease of sales from a significant customer, could negatively impact our sales and profitability; sales of our oatmilk varieties contribute a significant portion of our revenue and a reduction in such sales would have an adverse effect on our business, financial condition and results of operations; we continue to pursue largely an asset-light business model blending a heavy reliance on our co-manufacturing partners in addition to in-house capacity expansions where appropriate; our strategic partnerships with our co-manufacturers may not be successful, which could adversely affect our operations and manufacturing strategy; failure by our logistics providers to deliver our products on time, or at all, could result in lost sales; we may not successfully ramp up operations at any of our or our co-manufacturing partners’ facilities, or these facilities may not operate in accordance with our expectations; if we fail to effectively expand our processing, manufacturing and production capacity through existing facilities or acceptable co-manufacturing partners as we continue to grow and scale our business to a steady operating level, our business, financial condition, results of operations and our brand reputation could be harmed; if we fail to develop and maintain our brand, our business could suffer; failure to develop or introduce new products or successfully improve existing products may adversely affect our ability to continue to grow; if we fail to cost-effectively acquire new customers and consumers or retain our existing customers and consumers, or if we fail to derive revenue from our existing customers consistent with our historical performance, our business could be materially adversely affected; consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected; if we fail to manage our future growth effectively, including maintenance of our workforce, our business, financial condition and results of operations could be materially adversely affected; we have recognized impairment charges for long-lived assets and other exit costs in connection with our production facilities, and we may need to recognize further costs in the future, which could adversely impact our business, financial condition and results of operations; we are subject to risks related to sustainability (including environmental, climate change and broader corporate social responsibility matters), which may materially adversely affect our business as a result of lawsuits, regulatory investigations and enforcement actions, complaints concerning our disclosures, impacts on our operations and supply chain (particularly in connection with the physical impacts of climate change), and impacts on our brand and reputation; we rely on information technology systems and any inadequacy, failure or interruption of, or cybersecurity incidents affecting, those systems may harm our reputation and ability to effectively operate our business; a cybersecurity incident or other technology disruptions could negatively impact our business and our relationships with customers; to remain competitive, we believe we will need to adopt artificial intelligence and other machine learning technologies; our customer agreements do not contain long-term commitments and do not require our customers to continue purchasing products from us and this may negatively impact our business or financial condition; we may face difficulties as we expand our operations into countries in which we have no prior operating experience; the strategic review of the Company’s Greater China operations may not be successful; our operations in China could expose us to substantial business, regulatory, political, financial and economic risks; the international nature of our business subjects us to additional global economic and geopolitical risks; if we fail to comply with trade compliance and economic sanctions laws and regulations of the United States (the “U.S.”), the EU and other applicable international jurisdictions, it could materially adversely affect our reputation and results of operations; some of our debt agreements contain a floating interest rate component and as a result, an increase in market interest rates will increase our future interest payments under such agreements; our international operations expose us to the risk of fluctuations in currency exchange rates; we maintain cash and cash equivalents at financial institutions, often in amounts exceeding insured limits, and the failure of one or more of these institutions could result in a loss of deposits and adversely affect our liquidity or ability to raise capital; packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business; fluctuations in our results of operations may impact, and may have a disproportionate effect on, our overall financial condition and results of operations; litigation or legal proceedings could expose us to significant liabilities or costs and have a negative impact on our reputation or business; our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all; failure to retain our senior management or to attract, train and retain qualified employees may adversely affect our operations or our ability to grow successfully; if we cannot maintain our company culture or focus on our mission as we grow, our success and our business and competitive position may be harmed; our insurance may not provide adequate levels of coverage against claims or we may be unable to find insurance with sufficient coverage at a reasonable cost; disruptions in the worldwide economy may adversely affect our business, financial condition and results of operations; our business is affected by macroeconomic conditions, including international tariffs and trade wars, rising inflation, interest rates and supply chain constraints; we are subject to risks inherent to organizations with international operations, which could harm our business, and global conflicts, including the ongoing conflict in the Middle East; legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties; our operations are subject to U.S., EU, China and other laws and regulations, and there is no assurance that we will be in compliance with all applicable laws and regulations; changes in existing laws or regulations, or the adoption of new laws or regulations may increase our costs and otherwise adversely affect our business, financial condition and results of operations; we are subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings and investigations; we may not be able to protect, enforce or defend our intellectual property and other proprietary rights adequately, which may impact our commercial success; we have incurred substantial indebtedness that may decrease our business flexibility, access to capital, and/or increase our future borrowing costs; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”) on March 13, 2026, and our other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

For further information:

Contact person

John Baumgartner, CFA, Vice President, Investor Relations

E-mail: investors@oatly.com, press@oatly.com